As filed with the Securities and Exchange Commission on November 14, 2017

1933 Act File No. 333-219194

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE

SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No. __      ☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

THE OBERWEIS FUNDS

(Exact Name of Registrant as Specified in Charter)

c/o Oberweis Asset Management, Inc.
3333 Warrenville Road, Suite 500
Lisle, Illinois 60532

(Address of Principal Executive Offices, Zip Code)

Registrant’s Telephone Number, including Area Code (800) 323-6166

Patrick B. Joyce
Oberweis Asset Management, Inc.
3333 Warrenville Road, Suite 500
Lisle, Illinois 60532

(Name and Address of Agent for Service)

Copies to:

James A. Arpaia
Vedder Price P.C.
222 North LaSalle Street
Chicago, Illinois 60601
(312) 609-7618

It is proposed that this filing will become effective immediately upon filing pursuant to paragraph (d) of Rule 462 under the Securities Act of 1933. No filing fee is required because an indefinite number of shares of the Registrant have previously been registered pursuant to Section 24(f) of the Investment Company Act of 1940, as amended.

Explanatory Note

This filing is being made solely for the purpose of adding to the Registration Statement of The Oberweis Funds (the “Registrant”) on Form N-14 (File No. 333-219194), as filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2017, the opinion and consent of Vedder Price P.C. regarding the tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus.

The Proxy Statement/Prospectus and Statement of Additional Information, in the forms filed on August 9, 2017 pursuant to Rule 497 under the Securities Act of 1933, as amended, are incorporated herein by reference.

PART C
OTHER INFORMATION

Item 15. Indemnification

Article VIII of the Registrant’s Declaration of Trust provides as follows:

Subject to the exceptions and limitations contained in this Article, every person who is, or has been, a Trustee or officer of the Trust (including persons who serve at the request of the Trust as directors, officers or trustees of another organization in which the Trust has an interest as a shareholder, creditor or otherwise) hereinafter referred to as a “Covered Person”, shall be indemnified by the Trust to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee, director or officer, and against amounts paid or incurred by him in settlement thereof.

No indemnification shall be provided hereunder to a Covered Person:

(a) against any liability to the Trust or its Shareholders by reason of a final adjudication by the court or other body before which the proceeding was brought that he engaged in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office;

(b) with respect to any matter as to which he shall have been finally adjudicated not to have acted in good faith in the reasonable belief that his action was in the best interests of the Trust; or

(c) in the event of a settlement or other disposition not involving a final adjudication (as provided in paragraph (a) or (b)) and resulting in a payment by a Covered Person, unless there has been either a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office by the court or other body approving the settlement or other disposition, or a reasonable determination based on a review of readily available facts (as opposed to a full trial-type inquiry) that he did not engage in such conduct:

(i) by a vote of a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter); or

(ii) by written opinion of independent legal counsel.

The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not affect any other rights to which any Covered Person may now or hereafter be entitled, shall continue as to a person who has ceased to be such a Covered Person, and shall inure to the benefit of the heirs, executors and administrators of such a person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel other than Covered Persons may be entitled by contract or otherwise under law.

Expenses of preparation and presentation of a defense to any claim, action, suit or proceeding subject to a claim for indemnification under this Article shall be advanced by the Trust prior to final disposition thereof upon receipt of an undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that he is not entitled to indemnification under this Article, provided that either:

(a) such undertaking is secured by a surety bond or some other appropriate security, or the Trust shall be insured against losses arising out of any such advances; or

(b) a majority of the Disinterested Trustees acting on the matter (provided that a majority of the Disinterested Trustees then in office act on the matter) or independent legal counsel in a written opinion shall determine, based upon a review of the readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the recipient ultimately will be found entitled to indemnification.

As used in this Article, a “Disinterested Trustee” is one (a) who is not an “interested person” of the Trust, as defined in the 1940 Act (including anyone who has been exempted from being an “interested person” by any rule, regulation or order of the Commission), and (b) against whom none of such actions, suits or other proceedings or another action, suit or other proceeding on the same or similar grounds is then or has been pending.

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As used in this Article, the words “claim”, “action”, “suit” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include without limitation attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.

In case any Shareholder or former Shareholder shall be held to be personally liable solely by reason of his or her being or having been a Shareholder and not because of his or her acts or omissions or for some other reason, the Shareholder or former Shareholder (or his or her heirs, executors, administrators or other legal representatives, or in the case of a corporation or other entity, its corporate or other general successor) shall be entitled out of the assets of the Trust to be held harmless from and indemnified against all loss and expense arising from such liability; provided, however, there shall be no liability or obligation of the Trust arising hereunder to reimburse any Shareholder for taxes paid by reason of such Shareholder’s ownership of Shares or for losses suffered by reason of any changes in value of any Trust assets.

The Trust has also purchased a liability policy which indemnifies the Trust’s officers and trustees against loss arising from claims by reason of their legal liability for acts as officers and trustees, subject to limitations and conditions as set forth in such policy.

Item 16. Exhibits

(1)(a)	Amended and Restated Agreement and Declaration of Trust.(18)

(1)(b)	Written Instrument establishing and Designating Classes of Oberweis Emerging Growth Fund, Oberweis Micro-Cap Fund, Oberweis Small-Cap Opportunities Fund and Oberweis China Opportunities Fund.(18)

(1)(c)	Written Instrument Establishing and Designating Oberweis Small-Cap Value Fund.(19)

(2)(a)	By-Laws.(9)

(2)(b)	Amendment to By-Laws.(13)

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization.(21)

(5)	Not applicable.

(6)(a)	Management Agreement.(4)

(6)(b)	Amendment to Management Agreement as of February 16, 1994.(8)

(6)(c)	Management Agreement dated October 1, 1994.(9)

(6)(d)	Investment Advisory Agreement.(4)

(6)(e)	Investment Advisory Agreement dated October 1, 1994.(9)

(6)(f)	Transfer and Guaranty Agreement.(6)

(6)(g)	Written Notification required under Investment Advisory Agreement dated October 1, 1994 regarding the rendering of advisory services to the Micro-Cap Fund.(10)

(6)(h)	Written Notification required under Investment Advisory Agreement dated October 1, 1994 regarding the rendering of advisory services to the Mid-Cap Fund (now known as Oberweis Small-Cap Opportunities Fund).(11)

(6)(i)	Investment Advisory and Management Agreement dated October 1, 2005 regarding the China Opportunities Fund.(14)

(6)(j)	Investment Advisory and Management Agreement dated February 1, 2007 regarding the International Opportunities Fund.(15)

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(6)(k)	Investment Advisory and Management Agreement regarding the International Opportunities Institutional Fund.(16)

(6)(l)	Investment Advisory and Management Agreement regarding the Small-Cap Value Fund.(20)

(7)	Distribution and Shareholder Service Agreement (International Opportunities Institutional Fund).(16)

(8)	Not applicable.

(9)(a)	Custodian Agreement.(1)

(9)(b)	Letter Agreements renewing Custodian Agreement dated February 24, 1988,(12) February 21, 1989,(3) February 7, 1990,(4) February 15, 1991,(5) and February 13, 1992,(6) respectively.

(9)(c)	Letter Agreement dated January 27, 1993, renewing Custodian Agreement.(7)

(9)(d)	Custodian Agreement dated August 3, 1993.(9)

(9)(e)	Custody Agreement dated January 17, 2001.(12)

(9)(f)	Custody, Recordkeeping and Administrative Services Agreement dated March 9, 2001.(12)

(9)(g)	Amendment to Custody Agreement dated October 1, 2005.(14)

(9)(h)	Rule 17F-5 Delegation Agreement dated October 1, 2005.(14)

(10)(a)	Rule 12b-1 Plan as amended and restated October 22, 2011.(17)

(10)(b)	Distribution and Shareholder Service Agreement as amended and restated October 22, 2011.(17)

(10)(c)	Distribution and Shareholder Service Agreement (for Investor Class Shares) as amended and restated May 19, 2017.(20)

(10)(d)	Distribution and Shareholder Service Agreement (for Institutional Class Shares) as amended and restated May 19, 2017.(20)

(10)(e)	Rule 18f-3 Plan.(18)

(11)	Opinion and Consent of Vedder Price P.C.(21)

(12)	Opinion and Consent of Vedder Price P.C. supporting the tax matters and consequences to shareholders discussed in the Proxy Statement/Prospectus.*

(13)(a)	Transfer Agency Agreement.(1)

(13)(b)	Letter Agreements renewing Transfer Agency Agreement dated February 24, 1988,(2) February 21, 1989,(3) February 7, 1990,(4) February 15, 1991,(5) and February 13, 1992,(6) respectively.

(13)(c)	Letter Agreement dated January 27, 1993, renewing Transfer Agency Agreement.(7)

(13)(d)	Transfer Agent Agreement dated August 3, 1993.(9)

(13)(e)	Transfer Agency Agreement, Fund Accounting Agreement and Blue Sky Filing Services Agreement dated March 9, 2001.(12)

(13)(f)	Addendum to Transfer Agency Agreement effective November 1, 2006.(14)

(13)(g)	Amended and Restated Expense Limitation Agreement (Micro-Cap Fund, Emerging Growth Fund and Small-Cap Opportunities Fund).(18)

(13)(h)	Amended and Restated Expense Limitation Agreement (China Opportunities Fund).(18)

(13)(i)	Amended and Restated Expense Limitation Agreement (International Opportunities Fund).(18)

(13)(j)	Amended and Restated Expense Limitation Agreement (International Opportunities Institutional Fund).(18)

(13)(k)	Expense Limitation Agreement (Small-Cap Value Fund).(20)

(14)	Consent of Independent Auditor.(21)

(15)	Not applicable.

(16)	Not Applicable.

(17)	Not Applicable.

(*)	Filed herein.
(1)	Previously filed with the Registration Statement and incorporated herein by reference.

(2)	Previously filed with Post-Effective Amendment No. 2 (Amendment No. 4) dated February 28, 1988.

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(3)	Previously filed with Post-Effective Amendment No. 3 (Amendment No. 5) dated March 2, 1989 and incorporated herein by reference.

(4)	Previously filed with Post-Effective Amendment No. 4 (Amendment No. 6) dated February 28, 1990 and incorporated herein by reference.

(5)	Previously filed with Post-Effective Amendment No. 5 (Amendment No. 7) dated March 1, 1991 and incorporated herein by reference.

(6)	Previously filed with Post-Effective Amendment No. 6 (Amendment No. 8) dated March 2, 1992 and incorporated herein by reference.

(7)	Previously filed with Post-Effective Amendment No. 7 (Amendment No. 9) dated March 1, 1993 and incorporated herein by reference.

(8)	Previously filed with Post-Effective Amendment No. 8 amendment No. 10) dated April 29, 1994 and incorporated herein by reference.

(9)	Previously filed via EDGAR with Post-Effective Amendment No. 10 (Amendment No. 12) dated October 18, 1995 and incorporated herein by reference.

(10)	Previously filed with Post-Effective Amendment No. 11 (Amendment No. 13) dated December 21, 1995 and incorporated herein by reference.

(11)	Previously filed with Post-Effective Amendment No. 14 (Amendment No. 16) dated September 12, 1996 and incorporated herein by reference.

(12)	Previously filed with Post-Effective Amendment No. 19 (Amendment No. 21) dated April 27, 2001 and incorporated herein by reference.

(13)	Previously filed with Post-Effective Amendment No. 23 (Amendment No. 25) dated February 25, 2005 and incorporated herein by reference.

(14)	Previously filed with Post-Effective Amendment No. 27 (Amendment No. 29) dated November 15, 2006 and incorporated herein by reference.

(15)	Previously filed with Post-Effective Amendment No. 29 (Amendment No. 31) dated April 27, 2007 and incorporated herein by reference.

(16)	Previously filed with Post-Effective Amendment No. 44 (Amendment No. 46) dated March 6, 2014 and incorporated herein by reference.

(17)	Previously filed with Post-Effective Amendment No. 48 (Amendment No. 50) dated April 30, 2015 and incorporated herein by reference.

(18)	Previously filed with Post-Effective Amendment No. 54 (Amendment No. 56) dated April 28, 2017 and incorporated herein by reference.

(19)	Previously filed with Post-Effective Amendment No. 56 (Amendment No. 58) dated June 7, 2017 and incorporated herein by reference.

(20)	Previously filed with Post-Effective Amendment No. 59 (Amendment No. 61) dated October 2, 2017 and incorporated herein by reference.

(21)	Filed as an exhibit to the Registrant’s Registration Statement on Form N-14 (File No. 333-219194) filed on July 7, 2017 and incorporated herein by reference.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

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SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Lisle, the State of Illinois, on the 14th day of November, 2017.

THE OBERWEIS FUNDS

By:	/s/ James W. Oberweis
James W. Oberweis President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Capacity	Date

/s/ Katherine Smith Dedrick	Trustee	November 14, 2017
Katherine Smith Dedrick

/s/ Gary D. McDaniel	Trustee	November 14, 2017
Gary D. McDaniel

/s/ James D. Oberweis	Trustee	November 14, 2017
James D. Oberweis

/s/ James G. Schmidt	Trustee	November 14, 2017
James G. Schmidt

/s/ James W. Oberweis	President	November 14, 2017
James W. Oberweis	(Principal Executive Officer)

/s/ Patrick B. Joyce	Executive Vice President and Treasurer	November 14, 2017
Patrick B. Joyce	(Principal Financial and Accounting Officer)

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EXHIBIT INDEX

Exhibit No.	Name of Exhibit

12	Opinion and Consent of Tax Counsel Supporting Tax Matters

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